

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2006

Mr. Laird Garrard
Chief Executive Officer
Caspian Services, Inc.
2319 Foothill Boulevard, Suite 250
Salt Lake City, UT 84109

>   **Re: Caspian Services, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
>   **Filed January 12, 2006**
>   **File No. 000-33215**

Dear Mr. Garrard:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief